SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AUDENTES THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

Asilomar Acquisition Corp.

an indirect, wholly-owned subsidiary of

Astellas Pharma Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

05070R104

(CUSIP Number of Class of Securities (Underlying Common Stock))

Kenji Yasukawa

President and Chief Executive Officer

Astellas Pharma Inc.

2-5-1, Nihonbashi-Honcho, Chuo-ku

Tokyo 103-8411, Japan

+(81)-3-3244-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Catherine J. Dargan, Esq.

Denny Kwon, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,076,515,600	$399,331.73

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.00001 per share, of Audentes Therapeutics, Inc. (“Audentes”), at a purchase price of $60.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of December 13, 2019 (the most recent practicable date): (i) 46,272,171 shares of Audentes common stock were issued and outstanding, (ii) no shares of Audentes common stock were held by Audentes in its treasury, (iii) 4,602,571 shares of Audentes common stock were subject to outstanding Audentes stock options, (iv) 379,196 shares of Audentes common stock were subject to outstanding Audentes restricted stock unit awards and (v) 21,322 shares of Audentes common stock were estimated to be subject to outstanding purchase rights under Audentes’ 2016 Employee Stock Purchase Plan.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 399,331.73	Filing Party: Astellas Pharma, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 16, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 16, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Asilomar Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Astellas Pharma Inc., a company organized under the laws of Japan (“Astellas”), and Astellas. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.00001 per share (the “Shares”), of Audentes Therapeutics, Inc., a Delaware corporation (“Audentes”), at a purchase price of $60.00 per Share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented as set forth below.

The second paragraph of the subsection titled “Antitrust Compliance” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On December 23, 2019, the parties received early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the Offer Condition relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

The following sub-heading and paragraphs are added at the end of Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

On December 18, 2019, John Thompson, a purported stockholder of Audentes, filed a putative securities class action complaint in the United States District Court for the District of Delaware against Audentes, the individual members of the Audentes Board, Astellas and Purchaser, captioned Thompson v. Audentes Therapeutics, Inc., et. al., Case No. 1:19-cv-02294-UNA (the “Thompson Complaint”). The Thompson Complaint asserts that the defendants named therein violated sections 14(e), 14(d), and 20(a) of the Exchange Act by omitting material information regarding the analyses performed by Centerview as Audentes’ financial advisor from the Schedule 14D-9 and that the individual members of the Audentes Board, Astellas and Purchaser acted as controlling persons of Audentes. The Thompson Complaint seeks, among other things, an order enjoining the defendants from consummating the transactions contemplated by the Merger Agreement and revisions to the Schedule 14D-9.

On December 20, 2019, Elaine Wang, a purported stockholder of Audentes, filed a complaint in the United States District Court for the Northern District of California against Audentes and the individual members of the Audentes Board, captioned Wang v. Audentes Therapeutics, Inc., et. al, Case No. 3:19-cv-08324 (the “Wang Complaint”). The Wang Complaint asserts that the defendants named therein violated sections 14(e), 14(d), and 20(a) of the Exchange Act by omitting material information regarding the analyses performed by Centerview as Audentes’ financial advisor from the Schedule 14D-9. The Wang Complaint seeks, among other things, an order enjoining the defendants from consummating the transactions contemplated by the Merger Agreement unless and until the Schedule 14D-9 is revised to disclose additional information.

On December 20, 2019, Stephen Bushansky, a purported stockholder of Audentes, filed a complaint in the United States District Court for the Northern District of California against Audentes and the individual members of the Audentes Board, captioned Bushanksy v. Audentes Therapeutics, Inc., et. al, Case No. 3:19-cv-08348 (the “Bushansky Complaint”). The Bushansky Complaint asserts that the defendants named therein violated sections 14(e) and 20(a) of the Exchange Act by omitting material information from the Schedule 14D-9 regarding Audentes’ financial projections, the analyses performed by Centerview as Audentes’ financial advisor, Audentes’ insiders potential conflicts of interest and the background of the transactions. The Bushansky Complaint seeks, among other things, an order enjoining the defendants from consummating the transactions contemplated by the Merger Agreement.

Additional lawsuits may be filed against Audentes, Audentes’ Board, Astellas, and Purchaser in connection with the Merger Agreement, the Schedule TO and the Schedule 14D-9.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Asilomar Acquisition Corp.

By:	/s/ Brian S. Taylor
Name: Brian S. Taylor
Title: Assistant Secretary

Astellas Pharma Inc.

By:	/s/ Kenji Yasukawa
Name: Kenji Yasukawa
Title: President and CEO

Date: December 27th, 2019